  (All dollar amounts are United States dollars unless otherwise stated)

ASANKO GOLD REPORTS Q4 AND FULL YEAR 2019 RESULTS,
AND PROVIDES 2020 GUIDANCE

Vancouver, British Columbia, February 13, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) reports fourth quarter ("Q4") and full year ("FY") 2019 operating and financial results and provides 2020 guidance for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko.

Q4 2019 Asanko Gold Mine Highlights (100% basis)

  Record quarterly gold production of 66,112 ounces at all-in sustaining cost1 ("AISC") of $969/oz

  Gold sales of 66,095 ounces at an average realized price of $1,465/oz, generating gold sales proceeds of $96.8 million

  Strong cash flow generation with operating cash flow of $45.4 million, and free cash flow1 of $28.9 million

  Received the "Mining Company of the Year" award from the Ghana Chamber of Mines for the second year in a row

FY 2019 Asanko Gold Mine Highlights (100% basis)

  Record proceeds of $342.4 million generated from gold sales of 248,862 ounces at an average realized price of $1,376 per ounce

  Record gold production of 251,044 ounces exceeding upper end of guidance of 225,000 - 245,000 ounces

  AISC of $1,112/oz, 5% higher than guidance of $1,040 - $1,060/oz

  Generated operating cash flow of $120.4 million and free cash flow of $44.0 million

  At December 31, 2019, the JV had cash of $43.8 million ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in gold receivables and $2.8 million in dore

Q4 and FY 2019 Highlights for Asanko Gold Inc.

  Repurchased 1,108,920 common shares for $1.0 million through a normal course issuer bid ("NCIB") that commenced on November 15, 2019

  Received the final of two $10.0 million payments from Gold Fields based on the achievement of the agreed Esaase development milestone and an additional $10.0 million distribution from the JV

  At December 31, 2019, Asanko had cash and receivables of $35.5 million

  Subsequent to year-end, on February 11, 2020, received another $15.0 million distribution from the JV

  Appointed Judith Mosely to the Board of Directors as of January 1, 2020

  Q4 2019 net loss of $21.2 million after taking a $20.2 million non-cash fair value adjustment on preference shares

  Q4 2019 adjusted net income1 of $0.9 million and Adjusted EBITDA1 of $12.6 million

  FY 2019 net loss of $167.9 million after taking into account an impairment charge of $126.3 million and $40.1 million downward fair value adjustment on JV preference shares

  FY 2019 adjusted net income of $2.5 million and Adjusted EBITDA of $36.0 million

2020 Guidance for the Asanko Gold Mine (100% basis)

  225,000 to 245,000 ounces at AISC of $1,000 to $1,100/oz

  Development capital expenditure forecast to be $24 million, mainly attributable to the Tetrem village relocation

  Exploration budget of $10 million

"2019 was a transitional year for the Asanko Gold Mine as it shifted focus from investing in signficant capital projects to generating positive free cash flow and began distributing capital to the JV partners," said Greg McCunn, Chief Executive Officer. "The mine achieved record production of 251,044 ounces, exceeding our guidance expectations for the year, while costs were slightly higher than expected as a result of a higher-than-expected reliance on lower grade stockpile feed during Q4. Importantly, the development plan for the life of mine was agreed by the JV partners in August and the updated Mineral Resource and Reserve estimates are expected to be issued by the end of Q1.

"Looking to the year ahead, the Asanko Gold Mine is expecting 2020 to be very similar to 2019, targeting 225,000 to 245,000 ounces of gold production at AISC of $1,000 to $1,100/oz. We also expect to continue to focus on exploration with a $10 million exploration program for the year.  Our priority targets are located close to existing infrastructure."

Asanko Gold Mine - Summary of FY 2019 and Q4 2019 Operational and Financial Results (100% basis)

	Three months ended December 31		Year ended December 31
Asanko Gold Mine (100% Basis)	2019	2018	2019	2018
Ore mined ('000t)	1,405	1,370	5,071	4,898
Waste mined ('000t)	4,956	8,370	25,719	39,244
Total mined ('000t)	6,361	9,740	30,790	44,142
Strip ratio (W:O)	3.5	6.1	5.1	8.0
Average gold grade mined (g/t)	1.6	1.5	1.5	1.4
Mining cost ($/t mined)	4.86	4.13	4.52	3.62
Ore milled ('000t)	1,460	1,238	5,498	5,180
Average mill head grade (g/t)	1.5	1.6	1.5	1.5
Average recovery rate (%)	94	95	94	94
Processing cost ($/t treated)	10.83	12.39	10.91	11.16
Gold production (oz)	66,112	59,823	251,044	223,152
Gold sales (oz)	66,095	61,821	248,862	227,772
Average realized gold price ($/oz)	1,465	1,215	1,376	1,247
Operating cash costs[1] ($/oz)	790	811	776	688
Total cash costs[1] ($/oz)	863	872	845	750
All-in sustaining costs[1] ($/oz)	969	1,072	1,112	1,072
All-in sustaining margin[1] ($/oz)	496	143	264	175
All-in sustaining margin[1] ($m)	32.8	8.8	65.7	39.9
Revenue ($m)	97.1	74.2	341.0	283.9
Income (loss) from operations ($m)	5.4	(4.0)	16.5	23.1
Cash provided by operating activities ($m)	45.4	12.9	120.4	72.5

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  There was one lost time injury ("LTI") and total recordable injury ("TRI") reported during the quarter and during the FY, resulting in a LTI frequency rate and a TRI frequency rate of 0.16 per million employee hours worked, respectively for the FY.

  Produced 66,112 and 251,044 ounces of gold in Q4 2019 and FY 2019, respectively, exceeding the upper-end of 2019 production guidance of 225,000-245,000 ounces.

  During Q4 2019, the AGM sold 66,095 ounces of gold at an average realized gold price of $1,465/oz for record total gold sales proceeds of $96.8 million, an increase of $21.7 million from Q4 2018. The increase in sales proceeds quarter-on-quarter was a function of higher sales volumes and higher averaged realized gold prices in Q4 2019.

  The AGM incurred operating cash costs per ounce1, total cash costs per ounce1 and AISC of $790, $863 and $969/oz, respectively, in Q4 2019.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $88.0 million in Q4 2019, an increase of $12.9 million from Q4 2018. The increase in cost of sales was primarily due to an increase in gold ounces sold and higher depreciation expense related to depletion expense on previously capitalized deferred stripping costs on Cut 2 at Nkran, as well as the carrying value of Esaase mineral interests being added to the depreciable cost base of producing mineral properties during the current year.

  Strong cash flow generation with operating cash flow of $45.4 million, and free cash flow of $28.9 million. This compares to $12.9 million of operating cash flow and negative $8.6 million of free cash flow during Q4 2018. The improvement in free cash flow was mainly from the increase in income from operations, a favorable change in non-cash working capital and strategic initiatives to reduce capital expenditure.

  AISC for the FY 2019 was $1,112/oz, which was 5% above the expected guidance range of $1,040 - $1,060/oz as a result of higher than expected processing of lower grade ore tonnes from stockpiles and the Esaase pits, following an upper bench slippage in the western wall of the Nkran pit during Q4 2019.

  For the FY 2019, the JV generated $120.4 million in operating cash flow and free cash flow of $44.0 million.

  As at December 31, 2019, the JV had cash of $43.8 million ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in gold receivables and $2.8 million in dore.  The JV's $30.0 million revolving line of credit remained undrawn at year-end.

Asanko Gold Inc. - Summary of FY 2019 and Q4 2019 Financial Results

	Three months ended December 31		Year ended December 31
Asanko Gold Inc. (consolidated)	2019	2018	2019	2018
Net loss attributable to common shareholders ($m)	(21.2)	(0.9)	(167.9)	(141.4)
Net loss per share attributable to common shareholders	($0.09)	($0.00)	($0.74)	($0.64)
Adjusted net income (loss) attributable to common shareholders[1] ($m)	0.9	(0.9)	2.5	1.9
Adjusted net income (loss) per share attributable to common shareholders[1]	$0.00	($0.00)	$0.01	$0.01
Adjusted EBITDA[1] ($m)	12.6	6.1	36.0	79.0

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• The Company reported a net loss attributable to common shareholders of $21.2 million in Q4 2019 compared to a net loss of $0.9 million in Q4 2018. The increase in net loss was due to a $20.2 million downward fair value adjustment on the Company's preferred share investment in the JV.

• Reported adjusted net income of $0.9 million in Q4 2019 compared to an adjusted net loss of $0.9 million in Q4 2018.  The improvement in adjusted net income was primarily driven by the increase in the AGM's operating earnings (before impairment).

• Reported Adjusted EBITDA of $12.6 million for Q4 2019 compared to $6.1 million in Q4 2018. The increase in Adjusted EBITDA was primarily a result of the increase in the AGM's mine operating earnings in Q4 2019.

• For FY 2019, the Company reported a net loss attributable to common shareholders of $167.9 million compared to a net loss attributable to common shareholders of $141.4 million in 2018.

• Reported Adjusted EBITDA of $36.0 million for FY 2019 compared to $79.0 million in 2018. The decrease in Adjusted EBITDA was primarily a result of the fact that 2018 included 100% of the operating results of the Asanko Gold Mine for the seven months prior to the JV Transaction.

2020 Guidance

The Asanko Gold Mine JV announces 2020 production guidance of 225,000 to 245,000 ounces at AISC of $1,000 to $1,100/oz (AISC includes sustaining capital of $11 million, primarily for the tailings storage facility lift of $7 million), based on a $1,300/oz gold price.

The mine plan for 2020 will source ore primarily from Cut 2 at Nkran, and Esaase, while the development of the Akwasiso pit is also expected to recommence and contribute approximately 30% of the planned ore tonnes for the year. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Development capital is forecast at $24 million, primarily for the Tetrem village relocation. In addition, $10 million is budgeted for exploration, mainly around the highly prospective Tontokrom - Miradani - Fromenda mineralized trend.

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Consolidated Annual Financial Statements for the years ended December 31, 2019 and 2018, which are available at www.asanko.com and filed on SEDAR.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of AISC as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

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  Adjusted net income (loss) attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share.  Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Qualified Person Statement

The technical contents in this news release have been approved by Mike Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Asanko Gold Inc., who is a "Qualified Person" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

Enquiries:
Lynette Gould
SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements in respect of AGM's generation of free cash flow and statements in respect of the future strength of Asanko's balance sheet. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

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Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.

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